UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.______2______)*

Cynosure, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

232577205
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: **

[X]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

**This filing is being made pursuant to Rule 13d-1(b) with respect to Archon Capital Management LLC and Constantinos Christofilis and is being made pursuant to Rule 13d-1(c) with respect to Strategos Fund, L.P and Strategos Master Fund, L.P.

This is the second amendment to Schedule 13G being filed by each of the reporting persons with the exception of Strategos Master Fund, L.P.  This is the initial Schedule 13G being filed by Strategos Master Fund, L.P. which crossed the 5% threshold with respect to the outstanding Class A Common Stock of Cynosure, Inc. on August 4, 2011.

CUSIP No	232577205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Archon Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,259,999

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,259,999

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,259,999

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.09%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO, IA

CUSIP No	232577205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Strategos Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

649,100

7.	SOLE DISPOSITIVE POWER
0

8.	SHARED DISPOSITIVE POWER

649,100

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

649,100

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.74%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No	232577205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Strategos Master Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

610,899

7.	SOLE DISPOSITIVE POWER
0

8.	SHARED DISPOSITIVE POWER

610,899

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

610,899

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.35%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No	232577205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Constantinos Christofilis

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,259,999

7.	SOLE DISPOSITIVE POWER
0

8.	SHARED DISPOSITIVE POWER

1,259,999

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,259,999

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.09%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No	232577205

Item 1.	(a).	Name of Issuer:

Cynosure, Inc.

	(b).	Address of issuer's principal executive offices:

5 Carlisle Road Westford, MA 01886

Item 2.	(a).	Name of person filing:

Archon Capital Management LLC Strategos Fund, L.P. Strategos Master Fund, L.P. Constantinos Christofilis

	(b).	Address of principal business office, or if none, residence:

Archon Capital Management LLC
1301 Fifth Avenue, Suite 3008
Seattle, Washington 98101-2662

Strategos Fund, L.P.
c/o Archon Capital Management LLC
1301 Fifth Avenue, Suite 3008
Seattle, Washington 98101-2662

Strategos Master Fund, L.P.
c/o Maples and Calder
P.O. Box 309
Ugland House
Grand Cayman, KY1-1104
Cayman Islands

Constantinos Christofilis
c/o Archon Capital Management LLC
1301 Fifth Avenue, Suite 3008
Seattle, Washington 98101-2662

	(c).	Citizenship:

Archon Capital Management LLC – Washington Strategos Fund, L.P. – Delaware Strategos Master Fund, L.P. – Cayman Islands Constantinos Christofilis – United States

	(d).	Title of class of securities:

Class A Common Stock, par value $0.001 per share

	(e).	CUSIP No.:

232577205

Item 3.		If this Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

	(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

	(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	[X]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	[X]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

	(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

		Archon Capital Management LLC: 1,259,999 Strategos Fund, L.P.: 649,100 Strategos Master Fund, L.P.: 610,899 Constantinos Christofilis: 1,259,999

	(b)	Percent of class:

		Archon Capital Management LLC: 13.09% Strategos Fund, L.P.: 6.74% Strategos Master Fund, L.P.: 6.35% Constantinos Christofilis: 13.09%

	(c)	Number of shares as to which Archon Capital Management LLC has:

		(i)	Sole power to vote or to direct the vote	0	,

		(ii)	Shared power to vote or to direct the vote	1,259,999	,

		(iii)	Sole power to dispose or to direct the disposition of	0	,

		(iv)	Shared power to dispose or to direct the disposition of	1,259,999	.
		Number of shares as to which Strategos Fund, L.P. has:

		(i)	Sole power to vote or to direct the vote	0	,

		(ii)	Shared power to vote or to direct the vote	649,100	,

		(iii)	Sole power to dispose or to direct the disposition of	0	,

		(iv)	Shared power to dispose or to direct the disposition of	649,100	.

Number of shares as to which Strategos Master Fund, L.P. has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	610,899	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	610,899	.

Number of shares as to which Constantinos Christofilis has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,259,999	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,259,999	.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012
(Date)

ARCHON CAPITAL MANAGEMENT LLC*

By:	/s/ Constantinos Christofilis
Name:	Constantinos Christofilis
Title:	Managing Member

STRATEGOS FUND, L.P.*

By:	/s/ Constantinos Christofilis
Name:	Constantinos Christofilis
Title:	Managing Member of General Partner

STRATEGOS MASTER FUND, L.P.*

By:	/s/ Constantinos Christofilis
Name:	Constantinos Christofilis
Title:	Managing Member of General Partner

CONSTANTINOS CHRISTOFILIS*

/s/ Constantinos Christofilis

*The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of their pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G/A dated February 14, 2012 relating to the Class A Common Stock, par value $0.001 per share, of Cynosure, Inc., shall be filed on behalf of the undersigned.

ARCHON CAPITAL MANAGEMENT LLC

By:	/s/ Constantinos Christofilis
Name:	Constantinos Christofilis
Title:	Managing Member

STRATEGOS FUND, L.P.

By:	/s/ Constantinos Christofilis
Name:	Constantinos Christofilis
Title:	Managing Member of General Partner

STRATEGOS MASTER FUND, L.P.

By:	/s/ Constantinos Christofilis
Name:	Constantinos Christofilis
Title:	Managing Member of General Partner

CONSTANTINOS CHRISTOFILIS

/s/ Constantinos Christofilis

SK 26015 0002 1260244